Pacific Select Fund NSAR 06-30-07
Exhibit 77H


Changes in Control of Registrant for Floating Rate Loan:

From May 1, 2007 to May 8, 2007, there was a change in control with respect to one series of the Registrant from a decrease in Pacific Life Insurance Company's percentage ownership. This decrease in ownership was a result of a reduction of shares held in the Floating Rate Loan Portfolio. Control is determined by 25% ownership in any fund.


Portfolio			        Date	        Percentage Ownership

Floating Rate Loan Portfolio            5/1/2007-5/7/2007      >25%
					5/8/2007 and after      =0%
(commenced operations on 5/1/2007)